UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 18, 2021

NORTHERN STAR INVESTMENT CORP. II

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39929	85-3909728
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o Graubard Miller

The Chrysler Building

405 Lexington Avenue, 11th Floor

New York, NY 10174

(Address of Principal Executive Offices) (Zip Code)

(212) 818-8800

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-fifth of one redeemable warrant	NSTB.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	NSTB	The New York Stock Exchange
Redeemable warrants, exercisable for shares of Class A Common Stock at an exercise price of $11.50 per share	NSTB WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01 Regulation FD Disclosure.

As previously announced, Northern Star Investment Corp. II, a Delaware corporation (“Northern Star”), has entered into an Agreement and Plan of Reorganization (“Merger Agreement”) by and among Northern Star, NISC II-A Merger LLC, a Delaware limited liability company and wholly-owned subsidiary of Northern Star, NISC II-B Merger LLC, a Delaware limited liability company and wholly-owned subsidiary of Northern Star, Apex Clearing Holdings LLC, a Delaware limited liability company (“Apex”) and, solely for the purposes of Section 5.21 therein, PEAK6 Investments LLC, a Delaware limited liability company (“PEAK6”). Pursuant to the Merger Agreement, the parties will enter into a business combination transaction, as a result of which Apex will become a wholly-owned subsidiary of Northern Star, with the members of Apex becoming stockholders of Northern Star.

Attached as Exhibit 99.1 to this Current Report on Form 8-K is a transcript of presentation by William Capuzzi and Christopher Springer, Apex’s Chief Executive Officer and Chief Financial Officer, respectively, at the Needham Virtual Technology and Media Conference. Attached as Exhibit 99.2 to this Current Report on Form 8-K are the presentation materials used at the conference.

The information set forth in this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information

NORTHERN STAR AND APEX AND THEIR RESPECTIVE DIRECTORS, MANAGERS AND EXECUTIVE OFFICERS, UNDER SEC RULES, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES OF NORTHERN STAR’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN MORE DETAILED INFORMATION REGARDING THE NAMES AND INTERESTS IN THE PROPOSED TRANSACTIONS OF NORTHERN STAR’S DIRECTORS AND OFFICERS IN NORTHERN STAR’S FILINGS WITH THE SEC, INCLUDING ITS FINAL PROSPECTUS DATED JANUARY 25, 2021, FILED WITH THE SEC ON JANUARY 27, 2021 IN CONNECTION WITH ITS INITIAL PUBLIC OFFERING. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO NORTHERN STAR’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS ALSO IS SET FORTH IN THE REGISTRATION STATEMENT ON FORM S-4 FOR THE PROPOSED TRANSACTIONS, FILED WITH THE SEC ON APRIL 8, 2021, WHICH INCLUDES A PROXY STATEMENT AND PROSPECTUS FOR THE PROPOSED TRANSACTIONS. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE PROPOSED TRANSACTIONS IS INCLUDED IN THE REGISTRATION STATEMENT.

INVESTORS AND SECURITY HOLDERS OF NORTHERN STAR AND APEX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS CONTAINING IMPORTANT INFORMATION ABOUT NORTHERN STAR AND APEX, ONCE SUCH DOCUMENTS ARE FILED WITH THE SEC, THROUGH THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. COPIES OF THE DOCUMENTS FILED WITH THE SEC BY NORTHERN STAR WHEN AND IF AVAILABLE, CAN BE OBTAINED FREE OF CHARGE ON NORTHERN STAR’S WEBSITE AT WWW.NORTHERNSTARIC2.COM OR BY DIRECTING A WRITTEN REQUEST TO NORTHERN STAR INVESTMENT CORP. II, C/O GRAUBARD MILLER, 405 LEXINGTON AVENUE, 11TH FLOOR, NEW YORK, NEW YORK 10174.

ADDITIONAL INFORMATION AND FORWARD-LOOKING STATEMENTS

THIS CURRENT REPORT AND THE EXHIBITS HERETO ARE NOT A PROXY STATEMENT OR SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION WITH RESPECT TO ANY SECURITIES OR IN RESPECT OF THE PROPOSED TRANSACTIONS AND SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OF NORTHERN STAR OR APEX, NOR SHALL THERE BE ANY SALE OF ANY SUCH SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE OR JURISDICTION.

THIS CURRENT REPORT AND THE EXHIBITS HERETO INCLUDE “FORWARD-LOOKING STATEMENTS”. ACTUAL RESULTS MAY DIFFER FROM EXPECTATIONS, ESTIMATES AND PROJECTIONS AND, CONSEQUENTLY, YOU SHOULD NOT RELY ON THESE FORWARD LOOKING STATEMENTS AS PREDICTIONS OF FUTURE EVENTS. WORDS SUCH AS “EXPECT,” “ESTIMATE,” “PROJECT,” “BUDGET,” “FORECAST,” “ANTICIPATE,” “INTEND,” “PLAN,” “MAY,” “WILL,” “COULD,” “SHOULD,” “BELIEVES,” “PREDICTS,” “POTENTIAL,” “CONTINUE,” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS.

NEITHER NORTHERN STAR NOR APEX UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY LAW. IMPORTANT FACTORS, AMONG OTHERS, THAT MAY AFFECT ACTUAL RESULTS INCLUDE APEX’S ABILITY TO EXECUTE ON ITS BUSINESS PLANS AND APEX’S ESTIMATES OF EXPENSES AND FUTURE REVENUES AND PROFITABILITY. OTHER FACTORS INCLUDE THE POSSIBILITY THAT THE PROPOSED TRANSACTIONS DO NOT CLOSE, INCLUDING DUE TO THE FAILURE TO RECEIVE REQUIRED SECURITY HOLDER APPROVALS, OR THE FAILURE OF OTHER CLOSING CONDITIONS.

THIS CURRENT REPORT AND THE EXHIBITS HERETO ARE NOT INTENDED TO BE ALL-INCLUSIVE OR TO CONTAIN ALL THE INFORMATION THAT A PERSON MAY DESIRE IN CONSIDERING AN INVESTMENT IN NORTHERN STAR AND IS NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION IN NORTHERN STAR.

ADDITIONAL INFORMATION CONCERNING THESE AND OTHER RISK FACTORS WILL BE CONTAINED IN THE REGISTRATION STATEMENT AND IN NORTHERN STAR’S OTHER FILINGS WITH THE SEC. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD- LOOKING STATEMENTS CONCERNING NORTHERN STAR AND APEX, THE PROPOSED TRANSACTIONS OR OTHER MATTERS AND ATTRIBUTABLE TO NORTHERN STAR AND APEX OR ANY PERSON ACTING ON THEIR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS ABOVE AND THOSE INCLUDED IN NORTHERN STAR’S FILINGS WITH THE SEC. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON ANY FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. NEITHER NORTHERN STAR NOR APEX UNDERTAKE OR ACCEPT ANY OBLIGATION OR UNDERTAKING TO RELEASE PUBLICLY ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENT TO REFLECT ANY CHANGE IN THEIR EXPECTATIONS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT IS BASED, EXCEPT AS REQUIRED BY APPLICABLE LAW.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

99.1	Conference transcript.

99.2	Interview presentation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 20, 2021	NORTHERN STAR INVESTMENT CORP. II

	By:	/s/ Joanna Coles
Joanna Coles
Chief Executive Officer

Exhibit 99.1

Filed under Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Filing by: Northern Star Investment Corp. II

Subject Company: Northern Star Investment Corp. II

File No. 333-255120

The following is a transcript of presentation by William Capuzzi and Christopher Springer, Apex’s Chief Executive Officer and Chief Financial Officer, respectively, at the Needham Virtual Technology and Media Conference.

Company Name: Apex Fintech Solutions (NSTB)

Event: 16th Annual Needham Virtual Technology & Media Conference

Date: May 18, 2021

Kyle Peterson, Analyst, Needham & Company

Hey, good afternoon, everybody. Welcome to the Needham Tech and Media Conference. My name is Kyle Peterson. I’m with the FinTech Equity Research team. Next, we have a presentation from Apex Fintech Solutions. They’ll provide a little bit of overview on kind of what they do and where they kind of play in the FinTech space. And then we’ll open it up for some Q&A at the end. So Bill, I will turn it over to you.

William Capuzzi, Chief Executive Officer

Kyle, thanks so much for having us. Good afternoon, everyone. Chris and I are excited to be here. So we’re just going to walk through a few slides and as Kyle said at the end, we’ll open up for some question and answer.

Let me start by just walking through what is Apex. What is the premise of the company? What do we do at a really high level? And I think this slide really kind of depicts that. First of all, we are the FinTech for FinTechs. And the premise behind the firm is we’re a B2B platform and the vision of the company is to be the technology provider, the technology partner that’s driving kind of the next generation of financial services.

And then the last piece that’s on the slide is about the purpose. And I think the kind of greatest KPI for Apex is how many end customers are we servicing? I think it goes to the premise and the purpose, the altruistic sort of sense of who we are as a company is really to make investing easy, make it simple, lower the barriers to entry and allow for anyone to invest in the future. Okay, next slide.

So what do we actually do, right? I talked about us being purely B2B platform that’s going to drive this kind of next generation. And I think this slide kind of walks through that at a fairly high level. And SoFi as an example is a client of Apex. This is sort of depicts that well. SoFi owns the front end, very clearly. They own the customer experience and the two decisions when they get into wanting to be in the investment business, they have to make two decisions. Who do they want to sort of service? What is the profile of the customer that they’re trying to attract from first-time investors to ultra high net worth.

And then the second question is what do they want to offer? What is the experience? Do they want to offer equities, options, futures, fixed income? Do they want it to be more active, meaning somebody picking a stock, do they want it to be more passive where somebody is actually putting it into a portfolio? Do they want to offer cryptocurrency, NFTs, right?

Once those decisions are made and they’ve again, focused on building this amazing front end, we do all the things behind the scenes. But this is that platform, right? And as this slide depicts, we do all the account opening. So the KYC, the AML, we do that totally electronic, no paperwork in nine seconds or less. We do all of the linking to bank accounts to pull money in and out of the investment account. We do all of the trading, like, as I mentioned before, whether it’s an equity, an option, a future, fixed income, ETFs, mutual funds, cryptocurrency and in the future NFTs, we do all the tax reporting, all the cost basis, all of this confirms the statements.

And then lastly on here, and I think, this kind of came ± kind of front and center over January and February is we actually custody the assets, right? We saw some of this come front center down in Washington, D.C. around settlement cycles. We are the custodian, we’re holding the assets, we’re safeguarding the assets of the customer. And so when you sort of put that together, it’s a platform that allows for people in a fairly turnkey way to be able to stand up and support an investment solution for an end customer. Okay, next slide.

So who do we service? Who are the customers of Apex? And historically it’s really been focused on the brokerage sleeve and the wealth techs sleeve where the most of the clients are named here. And that’s where we’re going to continue to sort of focus and dominate the focus of the firm. And I think the part that’s going to change on a go-forward basis is we’ll continue to support the startups, right, so the Betterments, the SoFis, the Stashs, the M1s, the Publics of the world.

But I think on a go-forward basis, there’s also going to be names on here that have had success someplace else in the continuum or in the FinTech continuum. So people like Goldman Sachs’ Marcus , people like eToro. And there’s a number of other names that are coming over the next few months, folks that have had an instilled client base that have one, let’s just say they’re in the payments space or they’re in the lending space, or they’re in the banking space, like a Goldman Sachs’ Marcus and they want to add investing alongside of what their current offering is.

To the left and to the right of that brokerage and wealth-tech, we have sort of a budding advisory support business custody. This is where we’re competing with likes of Schwab and Fidelity, big opportunity, obviously a gigantic addressable market. And we have less than 1% market share today. But I think the secular tailwinds around what’s happening broader around investing is going to work to our advantage as we continue to sort of move further into the advisory business.

And then to the right, professional. So we support a number of professional trading shops. The Trillium, Chimera’s, Benchmarks, just inherent to being a custodian provides us opportunity to support the more professional trading shops that are out there.

The neat part about supporting those folks. Again, the folks that we support are looking for someone that’s going to provide a turnkey, very efficient platform and the value to us in terms of those professional clients versus somebody that’s in either the brokerage or wealth-tech is it creates this natural sort of netting because oftentimes the professional traders are short. The names that the retail firms are long, and it creates a really neat ecosystem for Apex in terms of netting down and keeping the sort of collateral requirements for the firm in check.

And then lastly, on the sort of far left, far right, we have just a bunch of channel partners, right? So you think about the folks like Orion, folks like Envestnet, InvestCloud, and then on the right, Orbis, FusionIQ, Tradier. Those are platforms, and for us, there are force multipliers for us in terms of driving net new business into Apex. Chris, anything I miss?

Chris Springer, Chief Financial Officer

No, Bill, you’ve got it.

William Capuzzi, Chief Executive Officer

Great. So this just gives some sense of the lineage of the firm. I’ve been here since 2015 as the CEO of Apex. And look, this is, we’re a technology firm that provides this investment platform, and you guys can read this through yourselves. I think we have a proven track record in being sort of pioneer, whether it’s zero commission, whether it’s fractional share trading, launching crypto platform back in 2018. The expectation is what we’re going to be launching NFTs sooner than later. And the premise there is we’re going to continue to sort of evolve the platform. And our job is to provide products and services that make our customers—SoFis, the Stashs, the Webulls of the world, more sticky with their own customers.

Next slide. Look, this is the natural flywheel effect. There’s a really deep moat around what we do. Now, for those that are on this that are listening or watching, providing custody and clearing, providing this turnkey investment solution is more than just offering great technology, right? The premise is you take great technology and you couple that with literally decades of experience, to understand all the byzantine rules around custody and clearing around the SEC and FINRA how to settle trades and you sort of marry those together that creates the sort of defensible moat, right?

And then as you’ve levered that as we go out to customers, it creates this sort of natural flywheel, right, where we lower as we get more customers on, it lowers the cost basis for all of our customers. We can then obviously turn around and continue to add more customers, more product, which is going to attract new customers to Apex and increase the volume. And so that flywheel effect continues. And we saw that for sure pronounced over the last 18 months.

Yeah. So this gets a little bit deeper into that competitive moat of Apex. So number one is cost structure. And so because we do what we do in a hyper efficient way, we can offer sort of those advantages and those savings onto our customer, right? So to give a proof point around that when we open roughly a million accounts in a weekend with about 400 people that work within the firm and being able to try and do that yourself and build out all the technology obviously is really complicated.

There’s really high barriers to entry, right? You need to understand collateral management, you need to understand treasury, you need to have a good amount of capital base. You need to be able to support customers on the service basis and have an incredibly sort of diligence and forward-thinking for sort of evolving technology team. And it needs to be coupled with deep domain knowledge within the custody and clearing space.

And then lastly, there’s really high switching costs, right? So we service as we reported at the end of the first quarter, over 14 million customers and the switching costs for someone to leave Apex and either do this themselves, or head to a different custodian is just really complicated. Every one of those customers has to be repaid for it. And the job for us is to continue to add value-add products and services, to make us more sticky with our customers, right. And frankly, make it more complicated for them to have to do this themselves, or try and move to somebody else.

Next slide. So let me turn it over to Chris. Chris, why don’t you spend a few minutes on how we generate revenue?

Chris Springer, Chief Financial Officer

Sure. Thanks, Bill. So before I get started on revenue, I just am obliged to mention that this portion of our presentation will include references to non-GAAP financial metrics and the reconciliations to the closest GAAP metrics can be found in our earnings release dated April 28. And this is you can find that on the investor relations portion of our website.

So with that out of the way, let’s talk about how we generate revenue. So as you can see on the slide, our revenue levers can be broken down into two buckets, a transactional and recurring. And the way to think about transactional levers are that they’re relying upon customer interaction. And some of the fees that this generates are clearing, execution, banking, and revenue from our crypto business. So in contrast, we generate recurring revenues as the custodian of customer assets, and we do this through a variety of different streams, and these include interest on credit and debit balances, securities lending activities, account maintenance fees, proxy fees, and there are a bunch of others.

And the thing to remember is that the contribution from recurring and transactional buckets, as you can see here, we’re about 50/50 last year, but they can and will vary over time. And this is based on a number of factors, including interest rates, market volatility, the number of trades we process, how many accounts we opened as Bill said with our 4 million in the first quarter, as well as the new services and products that we roll out to diversify our offering.

But the real message that we need to keep thinking about here is the importance of the continued growth of accounts. As we increase the accounts that are on our platform, revenue grows, and the number of accounts will drive income through a variety of ways. So it happens at account opening fees, account maintenance fees, and then as the accounts start to mature, they start to accumulate assets. And these securities, once they’re accumulated, go into our stock lending program, and they also further drive revenue.

Turning to the next page. So these were our first quarter of 2021 results compared to 2020. And I just want to spend a few minutes walking through the highlights of the quarter. If you start in the lower left hand corner on the KPI growth, you’ll see that the number of accounts that we serve increased 85% from the same period last year to $14.4 million as Bill mentioned. Sequentially over 4 million accounts were added in Q1. And I think there’s an interesting stat is about 75% of those accounts along the customers that are under the age 40. You’ll see extraordinary market volatility associated with certain stocks coupled with an unusually high level of customer engagement, drove a record number of trades for the quarter, 235 million. It’s 70% above where we were in Q4 and 183% higher than the first quarter of 2020. Customer account growth drives increased balances and transactions.

And those were the catalysts of our revenue growth for the first quarter at Apex. You might ask, how did this manifest in revenue growth? So focusing on the upper right-hand corner of the chart, you’ll see our adjusted net revenues were $102 million for the quarter. This is up over 120% from $46 million that was recorded in the first quarter of 2020. And when we speak about adjusted net revenues, we mean the total net revenues, less reimbursable fees, less non-operating income, and also excludes any interest expense that we have on debt. The growth in Q1 in the adjusted net revenue was driven by three things, clearing and execution fees, account based fees and increased securities lending income.

Now focusing on EBITDA. And we defined EBITDA as net income adjusted for income tax expense, interest expense on debt, depreciation, and amortization, and non-operating income and expenses. As you can see, adjusted EBITDA totaled $46 million for the first quarter of 2021, translating to a 45% adjusted operating margin that compares to adjusted EBITDA of $13 million and a related margin of 28% for the first quarter of 2020.

As Bill spoke, these numbers demonstrate the scalability of our financials, where additional revenue generates EBITDA at a higher incremental, adjusted operating margin rate. And that incremental adjusted operating margin rate was right around 60% for the quarter.

Turning to the next slide. As you can see in the last couple of years, we’ve had outstanding momentum in performance. We believe that Apex is the bellwether for the digitalization of investing. Historic momentum in the growth of our accounts has continued to play out in the first quarter, adding more accounts in the first quarter of 2021 than we did in all of 2020. Our ability to generate revenues for those accounts has grown as well with an 18% CAGR from 2018 to 2020. We believe that we are poised to continue to capitalize on the secular tailwinds that are driving the digitalization of investing.

And with that, I’ll turn it back to Kyle.

Kyle Peterson, Analyst, Needham & Company

Thanks, Chris. So yeah, just a reminder to anyone on the webcast, if you’d like to – should there be any questions, you can submit it, I think, through the form for the conference. But I guess, I’ll kick things off. I guess, the question I’ve had about Apex in learning the story is, really why do you guys kind of win new deals? You have a very impressive client roster. When you guys go-to-market kind of what sets you apart? Why does a SoFi, for example, choose to partner with Apex versus going to another clearing and custody service, or kind of doing things in-house?

William Capuzzi, Chief Executive Officer

Yes, it’s a great question. And I think it actually really speaks to what is Apex, right. It’s not just custody and clearing, right. People are like, well, why are you working with Goldman Sachs’ Marcus they can’t take clear trade? And the answer is they can, right. But this is about providing a turnkey platform. Right. And so, let’s just use, you mentioned SoFi, SoFi needs to focus on the experience, the end customer experience, getting great content in front of the customer, by continuing to engage the customer and obviously trying to acquire new customers. Our job is to provide that platform behind the scenes and bring that all to life. Right.

And open the account seamlessly, do the funding, do all of the things that happen in and around supporting an investment solution and do them through a totally digital lens. So that’s why I talk about us being a platform, that’s why I talk about us being a technology company that provides custody and clearing. And I think a proof point to that is we launched, as I mentioned, we launched crypto 2018. It’s a product sort of a companion to the Apex Clearing platform. And the whole premise is that crypto is just another asset, right? And you’re going to buy an equity, you may buy an option and you want to buy cryptocurrency there’s no reason why you should have to be, if you’re a Coinbase user only be able to offer crypto and then have to open your own investment account someplace else for equities or options. And we’ve created this unique solution that allows for that to happen seamlessly.

And then the second part of it is our job is to continue to stay in front of what the, sort of the going trend is. And so, as an example, when Dogecoin started to become important, right, I’ll hold my comments as to the investment worthiness of Dogecoin. But so long as it’s safe and that there’s people that want to invest in Dogecoin, our job is to make that happen, right. And so, on Coinbase didn’t offer a Dogecoin and when Robinhood was having its issues, in terms of keeping up with the volume, we were at a great place to provide that solution to our customers and make them look great. And the net results as kind of really, I think, good proof point is that as a result specifically of Dogecoin, right, we were able to help our customers open over a million in customer counts and largely as a result of having access to Dogecoin, whereas others did not.

Kyle Peterson, Analyst, Needham & Company

Got it. That’s super helpful. And then, I guess, you mentioned it briefly earlier, but just kind of on the competitive moat that Apex has developed, how do you guys kind of think about, like, I know there is some kind of capital requirements in this business, how do you guys balance capital management? And maybe you could dive a little bit more into kind of the role that netting and like the – has for you guys?

William Capuzzi, Chief Executive Officer

Sure. I mean, look that’s one of the, I think, important parts of leveraging someone like Apex, where you have an ecosystem of different types of customers. And again, not to get too much detail, but the way that the collateral requirements work from an industry standpoint is the NSCC looks at Apex as one customer, right. They don’t know anything about the millions of customers that are on our books. And as that one customer of the depository, they look at our portfolio as that of one customer. And so, if we’re just doing this on our own and we’re all long, so think about Robinhood, we’re a long GME and AMC. And there’s no net sellers on the platform. You are effectively long, all that stock and then have to post the collateral that’s required DTCC as a result.

The neat part about providing this sort of this platform to many is that you get all walks of life, right. People that want to buy GME, people that want to sell GME, and it creates that netting. And so, the net position that that collateral is required against is significantly lower because of that netting effect across the platform of customers that we have. That’s part one.

Part two, it’s a complicated business. It really is complicated in terms of optimizing collateral, right. And we saw that play out in a really public way over the course of the last two years with some of the folks that decided to try and do this themselves. And this is the value, this is the symbiotic relationship between Apex as the platform and our customers. It’s something they don’t have to worry about, right. Their job, our customers’ job, is to focus on great client experience. And our job is to do all the things behind the scenes to make it: a) come to life; and be a pleasant, efficient, dynamic experience for the end customer, but also doing an incredibly safe way, right. Manage the risk in and around trading, in and around collateral, in and around treasury, those are things that we are great at.

Kyle Peterson, Analyst, Needham & Company

Got it. That’s good. That’s helpful color. So, I guess, just a follow-up, maybe switching over a little bit to the revenue model, particularly on interest rates, I think, that’s kind of an interesting time we’re in now with obviously being very low. But what does this business look like and like the revenue kind of look like with, if we get like a rise in interest rates either short end or long end of the curve at some point?

William Capuzzi, Chief Executive Officer

So, I think, the best way the rule of thumb is for every 25 basis points increase, roughly half of that’s going to drop for Apex, because again, we’re in the business of sharing. But roughly 25 ± of the 25 basis points, 50% would go to Apex. And I think people understand it drops almost straight to the bottom line, right. There’s obviously no work when that happens. And Chris you could talk about how we’ve modeled it over the next couple of years, but we’ve been incredibly conservative in the way that we’ve kind of view it how the Fed is going to operate.

Chris Springer, Chief Financial Officer

So, the way when we were building our models to support the deal was that we didn’t assume any increase in Fed rate over the next call it throughout 2023. So, as Bill mentioned, if there was an increase in the Fed rate, approximately half of that would fall to our bottom line based upon the credit balances that we have in our accounts today, which are around that $10 billion range. And additionally, in that is that one of the things we do is when we see opportunities a little further out the curve, we put longer term money to work. So therefore, as we see opportunities to earn more than what the market is generating today, on the short side of the curve, we’ll go out a little bit longer and that is not built into our model either. And that will be straight upside to us. We don’t share that upside

Kyle Peterson, Analyst, Needham & Company

That is very helpful. And then, I guess, you alluded to it Chris a second ago, but with regards to the transaction it seems like obviously you guys are in the process of going public through the a SPAC merger. Could you give a little more color on how that came about? And what your plans kind of are for Apex, once you guys are a public company here probably late in the quarter, I think, is what you said?

William Capuzzi, Chief Executive Officer

Yes, so why don’t I start Chris?

Chris Springer, Chief Financial Officer

Yes.

William Capuzzi, Chief Executive Officer

So, look, the first part is, why did we choose this path? And the reality is we’re obviously in the financial markets, we understand how the different options would work. And the most important things to us was speed. And the reason for it is, I mean, it’s just sort of this massive amount of growth—the folks can see it in the numbers. And so, getting to that starting line, I think, was really important for us in terms of raising capital. No money is coming out. And frankly, the way that we expect to deploy the capital is sort of a mixture of continuing to obviously build organically, continue to add engineers and product folks to the mix.

There’s a number of things that we have that we’re working on and need to continue to accelerate. And as important is a number of inorganic opportunities, right. Things that are kind of line of sight to continue to build out that platform beyond what we do today, right. So, you can think internationally, right, our kind of expansion internationally. We talked a little bit about advisory, right and continue to expand broader into the advisor segment. And there’s a number of interesting assets that are out there that we think would be sort of accretive, to the model for Apex.

Kyle Peterson, Analyst, Needham & Company

That’s helpful. And yes, so I guess yes, just kind of switching over a little bit, you mentioned kind of international what does that look like for you guys today? Is that mostly investors in other countries trading U.S. stocks or maybe if you could explain where you are today and where there might be an opportunity over time?

William Capuzzi, Chief Executive Officer

Yes, So I think it’s a one, two punch Kyle. So, the first part is we look at the clients that we’ve signed over the last five months and those that we’ve brought live, there’s quite a few of them that are overseas, a big Brazilian, entity Indian entity, Hong Kong entity, and all of them are looking to do the same thing, which is provide access to the United States in an efficient way. And so, the work for us, I mentioned alluded to some work is it’s complicated to open accounts for an Indian resident, right. And so, there’s some organic, potentially some inorganic opportunities for us to continue to refine that process by which opening accounts and funding from overseas clients and sort of make it akin to what we do for U.S. resident.

And then the second part of this sort of the one, two part, the second part of the punch is to obviously offer non-U.S., do what we do for non-U.S. securities. And today we do it, frankly on a really as an accommodation, it’s not a core product Apex to be able to settle trades in Brazil as an example.

My background is in and around global trading. I understand how to do it. And so, I think, the expectation is that at some point down the road we’ll continue to sort of branch out into non-U.S. security settlement as well.

Kyle Peterson, Analyst, Needham & Company

Got it.

William Capuzzi, Chief Executive Officer

In a more meaningful way than we do today.

Kyle Peterson, Analyst, Needham & Company

That’s good to know. And then I’d remiss if I didn’t ask, how has COVID impacted your business, whether it’s growth trends, obviously, like there’s been fiscal stimulus, a lot of market activity in the upside and downside. What has been some of the trends you guys have seen kind of since the pandemic kind of firsthand, and then how have things kind of leveled off here as things have kind of readjusted a little bit?

William Capuzzi, Chief Executive Officer

Yes, look, so let’s just start by saying, I think, the COVID effect was more of an accelerant than sort of stepping off point. And what I mean by that is you think about, and we were the pioneers around zero commission back when we were the pioneer around fractional share trading. The rest of the markets went to zero commission. We’re able, based upon the hyper efficiency to be able to offer clients the ability to start with a $100 in an account. And so, a lot of what’s happened over the last 15 months really kind of started well before that, I think, like I said, COVID was really the accelerant. It started with people at home, those sports, right. And everyone has a phone in their hand. Right.

And the fact that we’ve lowered the barriers to entry has sort of made it more simple for people to get involved. I think the interesting dynamic that’s played out over the last, I think, more pronounced in the last, six, eight months is just the role of social media as it relates to investing, right. Some good, a lot of good, frankly. I think there’s a lot of negative that’s talked about, but a lot of good. And so, Apex being that platform obviously saw a lot of that accelerated growth.

Yes, look, things – our business goes through ebbs and flows, whereas second quarter the market has pulled back at least the equity market has pulled back. But if you are paying attention at the same time, cryptocurrency has been sort of moving and very, very active. And that’s the beauty of sort of us offering a platform that does more than just cryptocurrency, or equities or options, right. It’s a platform that allows for people to invest in things that they want to invest in.

And then the last thing I would say, Kyle, is that part of the – again, the symbiotic relationship with our customers is that the Stashes, the SoFis, the Webulls, the Goldman Sachs Marcus’ what they’re doing is they’re engaging with our customer in just a different way than we’ve ever have seen before. And what we see is that there’s a consistent sort of drip campaign with a lot of these customers where every month they put more money into their accounts, right. And so, you see the balances continue, even if there’s ebbs and flows in the markets, – you continue to see net new money coming in to these accounts because our customers, right, again, the Stashes and the SoFis, the Webulls of the world, the Goldman Sachs Marcus’ of the world are doing a great job of engaging with those customers and getting them to continue on this path towards investing towards their future.

Kyle Peterson, Analyst, Needham & Company

Great. That’s really helpful. We have a couple of minutes left here. So, I guess, are there any kind of parting thoughts or things you really want to emphasize to the audience about Apex and kind of your path forward that you guys are on?

William Capuzzi, Chief Executive Officer

Yes, I think this is a long – this company has been in place for quite some time, I think we talked about sort of being mission-driven, purpose-built. And we see the secular tailwinds that are playing out. We see the opportunities, whether it’s in the FinTech, in the international and the advisor space and the need for platform provider, right. Someone that’s going to provide the solution and make it simple for people to focus on what they’re good at, right, which is in there in our customer’s case, the end client and leave this sort of really complicated stuff around settlements, and clearance and collateral management, to folks like Apex.

And so, I see acceleration happening, not something where it’s sort of a point in time sort of interest and then a fade for sure, based upon the number of customers we’re signing, the acceleration is happening this year and into next year.

Kyle Peterson, Analyst, Needham & Company

Got it. That’s helpful. All right. So, I guess we’ll leave it there. Yes, I want to thank Bill and Chris for joining us today. And thanks to all who tuned in. Have a good day, everybody.

William Capuzzi, Chief Executive Officer

Thanks for having us. Take care everybody.

Chris Springer, Chief Financial Officer

Thanks for having us, Kyle.

Kyle Peterson, Analyst, Needham & Company

Yes, thank you.

* * * * * * *

Forward-Looking Statements

Certain statements included in this communication are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; (2) references with respect to the anticipated benefits of the proposed business combination and the projected future financial performance of Apex and Apex’s operating companies following the proposed business combination; (3) changes in the market for Apex’s services, and expansion plans and opportunities; (4) anticipated client retention; (5) the sources and uses of cash of the proposed business combination; (6) the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed business combination; and (7) expectations related to the terms and timing of the proposed business combination.

These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Apex’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Apex. These forward-looking statements are subject to a number of risks and uncertainties, including: changes in domestic and foreign business, market, financial, political, regulatory and legal conditions; the inability of the parties to successfully or timely consummate the merger, including the risk that any required stockholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained; failure to realize the anticipated benefits of the merger; risks relating to the uncertainty of the projected financial information with respect to the Apex; Apex’s ability to successfully expand and/or retain its product and service offerings; competition; the uncertain effects of the COVID-19 pandemic; and those factors discussed in documents of Northern Star filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Northern Star nor Apex presently know or that Northern Star and Apex currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward looking statements reflect Northern Star’s and Apex’s expectations, plans or forecasts of future events and views as of the date of this communication. Northern Star and Apex anticipate that subsequent events and developments will cause Northern Star’s and Apex’s assessments to change. However, while Northern Star and Apex may elect to update these forward-looking statements at some point in the future, Northern Star and Apex specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Northern Star’s and Apex’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering in an investment in Northern Star and is not intended to form the basis of an investment decision in Northern Star. All subsequent written and oral forward-looking statements concerning Northern Star and Apex, the proposed transactions or other matters and attributable to Northern Star and Apex or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Important Information for Investors and Stockholders

In connection with the proposed business combination, Northern Star has filed a registration statement on Form S-4, including a proxy statement and prospectus, with the SEC. Additionally, Northern Star will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge on Northern Star’s website at www.northernstaric2.com or by directing a written request to Northern Star Investment Corp. II, c/o Graubard Miller, 405 Lexington Avenue, 11th Floor, New York, New York 10174. Security holders of Northern Star are urged to read the proxy statement/prospectus, and the other relevant materials when they become available, before making any voting decision with respect to the proposed business combination because they contain and will contain important information about the business combination and the parties thereto.

Participants in the Solicitation

Northern Star and Apex and their respective directors, managers and executive officers, under SEC rules, may be deemed participants in the solicitation of proxies of Northern Star’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Northern Star’s executive officers and directors in the solicitation by reading Northern Star’s filings with the SEC, including its final prospectus dated January 25, 2021 filed with the SEC on January 27, 2021. Information concerning the interests of persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Northern Star’s stockholders in connection with the proposed business combination also is set forth in the registration statement for the proposed business combination that Northern Star has filed with the SEC, which includes a proxy statement and prospectus. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions.

Exhibit 99.2

APEX May 2021

Disclaimer Basis of Presentation Disclaimer This Presentation (this “Presentation”) is provided for informational purposes only. This Presentation and any oral statements made in connection with this Presentation do not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation or advice to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the previously announced potential business combination between Apex Fintech Solutions LLC (“Apex”) and Northern Star Investment Corp. II (“Northern Star”) and related transactions (the “Potential Business Combination”), nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No representations or warranties, express or implied are given in, or in respect of, this Presentation. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Northern Star nor Apex has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. Recipients of this Presentation are not to construe its contents, or any prior or subsequent communications from or with Northern Star, Apex or their respective representatives as investment, legal or tax advice. Forward Looking Statements Certain statements included in this Presentation are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; (2) references with respect to the anticipated benefits of the Potential Business Combination and the projected future financial performance of Apex and Apex’s operating companies following the Potential Business Combination; (3) changes in the market for Apex’s services, and expansion plans and opportunities; and (4) anticipated client retention.These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of Apex’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Apex. These forward-looking statements are subject to a number of risks and uncertainties, including: changes in domestic and foreign business, market, financial, political, regulatory, and legal conditions; risks relating to the uncertainty of the projected financial information with respect to the Apex; Apex’s ability to successfully expand and/or retain its product and service offerings; competition; the uncertain effects of the COVID-19 pandemic; and those factors discussed in documents of Northern Star filed, or to be filed, with the U.S. Securities and Exchange Commission (the “SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Northern Star nor Apex presently know or that Northern Star and Apex currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect Northern Star’s and Apex’s expectations, plans or forecasts of future events and views as of the date of this Presentation. Northern Star and Apex anticipate that subsequent events and developments will cause Northern Star’s and Apex’s assessments to change. However, while Northern Star and Apex may elect to update these forward-looking statements at some point in the future, Northern Star and Apex specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Northern Star’s and Apex’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Financial Information; Non-GAAP Financial Measures The Apex financial information and data for the fiscal years ended December 31, 2018, 2019 and 2020 included herein have been audited by RSM US LLP. Some of the financial information and data contained in this Presentation, such as Adjusted EBITDA and Adjusted Net Revenue, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). These non-GAAP measures, and other measures that are calculated using such non-GAAP measures, are an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to revenue, operating income, profit before tax, net income or any other performance measures derived in accordance with GAAP. Northern Star and Apex believe these non-GAAP measures of financial results, including on a forward-looking basis, provide useful information to management and investors regarding certain financial and business trends relating to Apex’s financial condition and results of operations. Apex’s management uses these non-GAAP measures for trend analyses, for purposes of determining management incentive compensation, and for budgeting and planning purposes. Northern Star and Apex believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Apex’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management of Northern Star does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore Apex’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies. See the footnotes on the slides where these measures are discussed and the Appendix for definitions of these non-GAAP financial measures and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures. Important Information for Investors and Stockholders In connection with the Potential Business Combination, Northern Star has filed a registration statement on Form S-4, including a proxy statement and prospectus, with the SEC. Additionally, Northern Star will file other relevant materials with the SEC in connection with the Potential Business Combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov or by directing a written request to Northern Star Investment Corp. II, c/o Graubard Miller, 405 Lexington Avenue, 11th Floor, New York, New York 10174. Security holders of Northern Star are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the Potential Business Combination because they will contain important information about the Potential Business Combination and the parties thereto. Participants in the Solicitation Northern Star and Apex and their respective directors, managers and executive officers, under SEC rules, may be deemed participants in the solicitation of proxies of Northern Star’s stockholders in connection with the Potential Business Combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Northern Star’s executive officers and directors in the solicitation by reading Northern Star’s filings with the SEC, including its final prospectus dated January 25, 2021 filed with the SEC on January 27, 2021. Information concerning the interests of persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Northern Star’s stockholders in connection with the Potential Business Combination are set forth in the registration statement on Form S-4 for the Potential Business Combination that Northern Star filed with the SEC on April 8, 2021, which includes a proxy statement and prospectus. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. This Presentation is not a substitute for the registration statement or for any other document that Northern Star may file with the SEC in connection with the Potential Business Combination. Trademarks Northern Star and Apex own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation may also contain trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with Northern Star or Apex, or an endorsement or sponsorship by or of Northern Star or Apex. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this Presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that Northern Star or Apex will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights.

Apex Fintech Solutions MISSION We are the FinTech for FinTechs VISION The trusted technology that drives modernization in the financial services industry PURPOSE Investing made easy STASH is powered by Apex

Investing Done Right Our Clients Handle Customer Customer Experience Acquisition Apex Empowers • Wide Array of Asset • Fractional Trading Classes Trading • Direct Indexing for • Integrated Crypto Retail Accounts Solution Efficient & Instant Account Seamless Tax Opening and Management & Funding Reporting Modern, Streamlined Paperless Digital Asset Experience Movements Settle Trades and Safekeep Customer Assets is powered by Apex

The Trusted Platform For Disruptors and Innovators Advisor Tech Advisory Brokerage Wealth-Tech Pro Brokerage Tech Loyalty Investing

Record of Innovation 2014: Introduces automated digital ACATs 2016: Launches API based rebalancing solution 2018: Launches brokerage and crypto trading solution 2020: Enters broader Advisory space 2021: Launch NFTs expected summer 2021 Launches Apex Extend 2019: Launches fractional trading 2017: Originates first ever, real-time payments transaction 2015: Enabled foreign custody on our platform 2013: Launches all-digital account opening & funding experience

Natural Flywheel Accelerates Advantage Lower Cost Leading Structure / Technology Instant and Products Transfer Superior Enhanced Customer R&D at Experience / Economies of Higher Scale Engagement Customer Attracts New Data and Customers to Insights Platform Increase Volume

Deep Competitive Moat Cost Structure Advantage High Barriers to Entry Deep Domain Knowledge and Regulatory Expertise High Switching Cost Network Effect

How We Generate Revenue

	Description	Key Drivers	FY 2020 Adj. Net Revenue[1]		
			Transactional	Recurring	% of Total[2]
Net Interest Income	Debit and credit interest on client balances, fully paid margin securities lending, and stock borrowed from clients	Credit and debit balances, assets in custody for stock loan, and effective interest rates	○	●	$99mm 42%
Commissions	Clearing, execution, and RIA fees	# of trades and rate per trade, adjusted for minimums	●	○	$96mm 41%
Other Fees and Services	ACH return fees, account opening fees, funded account fees, and paper fees	# of accounts	◑	◑	$28mm 12%
Other Income	Crypto-related fees, and Proxy and locate fees	# of accounts	◑	◑	$12mm 5%
Total Adj. Net Revenue[1]			**~49%**	**~51%**	**$235mm** **100%**

Note: The breakout above does not reflect the impact of the clients who are paying only minimum fees. Additionally, it does not adjust for clients that exceed minimums but if their transaction/recurring fees were reduced below their minimum would still owe the minimum fee. Adjusted net revenue excludes reimbursable fees, primarily consisting of fees collected for certain expenses such as exchange fees, execution costs and fees due to regulatory or governmental agencies where an offsetting amount recorded as an operating expense, which we do not consider internally when monitoring operating performance.

(1) Adjusted Net Revenue equals total net revenues less reimbursable fees and other non-operating income and excludes the impact of interest expense on debt. Please refer to reconciliation in the appendix.

(2) % of Total excludes reimbursable fees and adjusts for certain line items, such as other non-operating income and interest expense on debt, as stated in the Adj. Net Revenue reconciliation. Please refer to reconciliation in the appendix.

$13 Stellar Q1 2021 Performance Q1 2021 Performance Adj. Net Revenue1 ($ in millions) • Q1 2021 Adj. Net Revenue1 grew 122%, increasing from $46mm in 2020 to $102mm • Q1 2021 Adj. EBITDA1 grew 262%, increasing from $13mm in 2020 to $46mm • These positive results are further reflected in significant improvement in KPIs, including customer accounts and trades which grew 85% and 183% respectively KPIs Growth KPI Q1 2020 Q1 2021 Growth Total Customer Accounts (000s) 7,805 14,433 85% Customer Trades (000s) 83,071 235,455 183% Avg. Revenue per Account ($) $6.41 $8.05 26% Customer Credits ($mm) $6,439 $10,590 65% Customer Debits ($mm) $299 $1,521 409% Adj. EBITDA1 ($ in millions) Q1 2020 Q1 2021 % Margin 28% 45% 1Please refer to appendix for reconciliations of Adj. Net Revenue and Adj. EBITDA, which are both non-GAAP financial measures. See also “Disclaimers – Non-GAAP Financial Measures” for additional information. $46 Q1 2020 $102 Q1 2021 $46 2018 2019 2020 Q1 2021

Outstanding Momentum and Performance 4 million Customer Accounts added Q1 2021 14.4 (millions) 10.4 6.7 5.9 2018 2019 2020 Q1 2021 Average Revenue per Account ($) $27 $19 $22 $8

Appendix

Non-GAAP Reconciliations – Adj. Net Revenue ($ mm) FY 2020 Total Net Revenues $359 Reimbursable Fees (133) Other Non-Operating Income 1 Interest Expense On Debt 8 Adjusted Net Revenue $235 ($ mm) Q1 2021 Total Net Revenues $146 Reimbursable Fees (38) Other Non-Operating Income (9) Interest Expense On Debt 3 Adjusted Net Revenue $102

Non-GAAP Reconciliations – Adj. EBITDA and Adj. Operating Margin ($ mm) FY 2020 Net Income $50 Income Tax Expense 23 Interest Expense on Debt 8 Depreciation and Amortization 2 Other Income/Expenses 1 Adjusted EBITDA $85 Adjusted Net Revenue $235 Adjusted Operating Margin 36% ($ mm) Q1 2021 Net Income $36 Income Tax Expense 14 Interest Expense on Debt 3 Depreciation and Amortization 0 Other Income/Expenses (8) Adjusted EBITDA $46 Adjusted Net Revenue $102 Adjusted Operating Margin 45%